EXHIBIT 11

                      SPARTECH CORPORATION AND SUBSIDIARIES
                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                      (In thousands, except per share data)


                                                    QUARTER ENDED
                                                January 31, February 1,
                                                    1998        1997
NET EARNINGS
  Basic and diluted net earnings                   $ 7,021     $ 5,478


WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic weighted average common shares
       outstanding                                  26,398      26,382
  Add: Shares issuable from assumed exercise
       of options                                    1,703       1,355

  Diluted weighted average shares                   28,101      27,737
       outstanding


NET EARNINGS PER SHARE :

  Basic                                            $   .27     $   .21

  Diluted                                          $   .25     $   .20